Susan J. Thomas

Secretary

Suite 2411

One American Road

Dearborn, MI 48126

(313) 594-9876

November 14, 2012

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Robert Errett, Special Counsel

Re:                                                           Ford Credit Floorplan Master Owner Trust A

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 23, 2012

Form 10-K/A for the Fiscal Year Ended December 31, 2011

Filed March 30, 2012

File No. 333-171922-02

Mr. Errett:

On behalf of Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC (the “Co-Registrants”) and Ford Credit Floorplan Master Owner Trust A (the “Issuer”) and in response to the letter, dated October 31, 2012 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Brian E. Schaaf, Assistant Treasurer, we submit the following in response to your questions.

The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Co-Registrants’ responses.  The headings and numbers correspond to the headings and numbered paragraphs in the Comment Letter.  Unless otherwise noted, the use of “we,” “us” and similar terms refer to the Co-Registrants.

General

1.                                      We note that for each new issuance of asset-backed securities from the master trust that you obtained a new CIK number and filed the offering documents under the new CIK number.  Since each new series of asset-backed securities and each prior series of asset-backed securities are issued from the same issuing entity and appear to be backed by the same pool of receivables, please tell us why you have created different CIKs that appear to represent different series of asset-backed securities of one issuing entity and why each of those CIKs has its own filings on EDGAR.

The Co-Registrants established the Issuer in July 2001.  The initial Registration Statement for this securitization program became effective in June 2001, and subsequent Registration Statements became effective in June 2006, June 2008 and July 2011.  At the time of the first take-down of asset-backed securities by the Issuer in August 2001, “serial tagging” was relatively new, and guidance on the use of “serial tags” for master trusts was limited.  In determining how to most appropriately file prospectuses and periodic reports, we decided to create a distinct CIK number for each separate series of asset-backed securities being offered.  We believed that this approach was consistent with the approach taken for other asset classes, such as our retail auto loan securitization program, where distinct CIK numbers are created for each series of asset-backed securities issued by newly formed trusts.  We also believed that this approach provided a clear and easy way for investors to locate the materials related to their series, as the materials relating to a particular series are located under a distinct CIK number, and not “mixed” together with the materials for other separate series under a single CIK number.

We note that the Commission provided additional guidance on the use of “serial tags” in the Regulation AB adopting release in January 2005 that indicated that “each separate issuing entity should have its own CIK code.”  While the guidance indicated that each separate issuing entity had to have its own CIK code, we did not interpret the guidance to mean that a particular issuing entity, such as a master trust, could not have multiple CIK codes for separate series that it issues.  As a result, we continued to create distinct CIK numbers for each separate series, which practice was not questioned by the Commission during the comment periods for any of our subsequent Registration Statements.

We recognize that certain other master trust issuers in similar securitization programs file all prospectuses and periodic reports for the master trust under a single CIK number, and do not create distinct CIK numbers for each series.  However, as stated above, we had thought that our approach of creating distinct CIK numbers for separate series was helpful to investors as it provided an easy way for them to locate the materials related to their series.  We note that while each series is backed by the same pool of assets, investors in each series are aware of the existence of other series issued by the Issuer, as the investor reports filed under each CIK number contain a “trust-level” reporting section which identifies relevant characteristics of each series, including the relevant sharing percentages.

Form 10-K/A for the Fiscal Year Ended December 31, 2011

Exhibit 31

2.                                      We note that the Form 10-K/A filed on March 30, 2012 did not include a new certification as required by Rule 15d-14(d) under the Securities Exchange Act of 1934.  Please confirm that future filings of amendments to any report that is required to be accompanied by the certifications specified in Securities Exchange Act Rules 13a-14(d) and 15d-14(d) will include new certifications.  Please refer to Securities Exchange Act Rule 12b-15.

We confirm that future filings of amendments to any report that is required to be accompanied by the certifications specified in Securities Exchange Act Rules 13a-14(d) and 15d-14(d) will include the required certifications.

*  *  *  *

As requested in the Comment Letter, the Co-Registrants acknowledge that:

•                  the Co-Registrants are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•                  the Co-Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *

We look forward to receiving any additional comments and questions you may have on our registration statement and related periodic filings.

Please call me at (313) 594-9876 if you have any questions about our response letter or if you require any additional information.

Sincerely,

/s/ Susan J. Thomas

Susan J. Thomas

cc:                                Joseph P. Topolski, Katten Muchin Rosenman LLP